LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

November 18, 2020

Mr. Michael Volley

Mr. Amit Pande

Ms. Jessica Livingston

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.

Re: Legion Capital Corporation – Form 1-A

File No: 024-11332

Dear Messrs. Volley, Pande, Field and Ms. Livingston,

We are in receipt of your Comment Letter dated October 28, 2020 in the referenced matter. We have filed a Form 1-AA simultaneously herewith and further respond to your Comment Letter as follows:

Risk Factors Summary, page 3

1.	Please reconcile the disclosure here and in your risk factors section that you have no Chief Financial Officer with the disclosure on page 8 and under “Management” where you disclose that Paul F. Carrazzone and James S. Byrd, Jr. are co-CFOs.

RESPONSE: We have revised the filing accordingly.

The Offering, page 4

2.	Expand to disclose your plan of distribution and any underwriting arrangements and revise the offering circular to provide Item 8 of Form S-1 disclosure on your Plan of Distribution. Additionally, we note the Table of Contents lists an Underwriting section with no such section in your offering circular. Please revise. Also, for context, include here in your offering summary, disclosure of all securities outstanding prior to this offering, as of recent date, including Notes and Bonds.

RESPONSE: The underwriting section was included in error. The Company has no underwriting arrangements and we have revised the filing accordingly.

Management, page 33

3.	For clarity, please revise this section to spell out the titles of your executive officers rather than using the acronyms CEO, CFO, CMO and CAO.

RESPONSE: We have revised the filing accordingly.

Financial Statements, page F-1

4.	Please revise your annual and interim financial statements to:

●	separately present each material type of revenue in your income statement,

●	clearly describe the key characteristics and nature of each type of revenue or fee,

●	more clearly disclose your revenue recognition policy for each type of revenue including interest income,

●	more clearly disclose which fees are in the scope of ASC 310-20, and

●	for those fees which are in the scope of ASC 310-20, please ensure they are presented as an adjustment of yield as part of interest income in accordance with ASC 310-20- 45.

RESPONSE: We will revise our revenue disclosures prospectively in all future filings including the Application of Critical Accounting Policies and Estimates in the final Regulation A Offering Circular, to include the following disclosure:

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers - Topic 606, and all subsequent ASUs that modified ASC 606. The Company has elected to apply the standard to all prior periods presented utilizing the full retrospective approach. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Our contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance, materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company derives its revenue primarily from secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. The main sources of revenues are, facility fees, due diligence fees, interest income, marketing fees, and origination fees.

Revenue from management, marketing and other services (which are a core part of our typical loan structure and include service income, closing fees and miscellaneous) are recorded and invoiced monthly over the term of the contract as the Company performs these services. The Company generally invoices customers when the right to consideration becomes unconditional and the Company has no remaining performance obligations.

Revenue from facility and due diligence fees are generated from originating, renewing or increasing a loan. The fees are typically a percentage of the entire contemplated loan amount between the Company and the borrower, even if the entire amount is never drawn down are recognized . The Company generally invoices customers when the right to consideration becomes unconditional and the Company has no remaining performance obligations.

Revenue from interest income and origination fees are recognized as an unsatisfied performance obligation until the terms of a customer contract are satisfied and are being amortized on a straight-line basis over the commitment period or included in income when the commitment expire s. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

The Company does not have any contract assets recorded in the consolidated financial statements.

The contract liability recorded within business Loans receivables on the consolidated balance sheets related to deferred interest and origination fees was $874,641 and S278,215 on December 31, 2019 and 2018, respectively. The contract liability recorded within business loans receivables on the consolidated balance sheets related to deferred interest and origination fees was $596,271 and $392,743 on June 30, 2020 and 2019, respectively.

Statements of Consolidated Cash Flow, page F-6

5.	Please revise to present receipts from and disbursements for business loans in the investing section of the statement of cash flows or tell us why you believe your current presentation in the operating section is appropriate. Refer to ASC 230-10-45-12 and -13 for guidance.

RESPONSE: We believe the current presentation in the operating section is appropriate based on the guidance sent forth in ASC 230. We have reviewed the guidance in ASC 230-10-45-12 and -13 which defines investing cash flow activities and have determined that the business loan receivables of the company does not meet the criteria or the nature that the guidance details. The business loan receivables do not represent (1) collections of loans made by another entities’ debt instruments, (2) receipts from sales of equity instruments, (3) receipts from sale of property, plant, and equipment, or (4) receipts from sales of loans. Business loan receivables are an operating activity as it relates to cash receipts from sales of the company’s services as defined in paragraph ASC 230-10-45-16a. Additionally, we believe it is an operating activity based on ASC 230-10-45-16c as these cash receipts do not stem from transactions defined as investing or financing activities. Business loan receivables are the main operating function of the company and the services provide which contributes into the determination of net income therefore, we believe it is an operating activity.

Note 2: Summary of Significant Accounting Policies, page F-8

6.	We note your disclosure in Note 7 that you took ownership of commercial properties on which you had outstanding business loans receivable. Please revise your summary of significant accounting policies to include your accounting policies related to real estate owned. Please clearly discuss how you measure the acquired property upon receipt and satisfaction of the receivable.

RESPONSE: We will include the following disclosure prospectively in our 2020 1-K filing:

We acquired these properties in exchange for forgiveness of our outstanding loan balance related to each such property, at the lower of cost or market value. We booked these assets at the outstanding balance of our loan related to each property at the time of acquisition.

Item 16. Index to Exhibits, page II-1

7.	Please revise to include the Item 16 of Form 1-A information. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A.

RESPONSE: We have revised the filing accordingly.

Part III - Exhibits

Item 17. Description of Exhibits, page II-1

8.	Please file as exhibits to the offering statement the appropriate documents as required by Item 17 of Form 1-A, including for example only and without limitation, any underwriting agreement, material contracts, legal opinion, power of attorney and testing the waters materials.

RESPONSE: We have revised the filing accordingly.

General

9.	We note the references throughout the offering circular to “preliminary prospectus” or “prospectus.” We also note that the cover page is based upon Form S-1 instructions. Please revise the cover page to include the information and legends required by Form 1-A and to revise the filing throughout to remove improper prospectus references. Refer to Item 1 of Form 1-A and the instructions to Part II of Form 1-A.

RESPONSE: We have revised the filing accordingly.

Sincerely,

James S. Byrd, Jr.
Chairman and CEO

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